UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

ARCADIS NV
PRESS RELEASE	Utrechtseweg 68
Postbus 33
6800 LE Arnhem
Tel 026 3778 292
Fax 026 4438 381
www.arcadis-global.com

ARCADIS AQUMEN TO HANDLE FACILITY MANAGEMENT FOR DSM

ARNHEM, THE NETHERLANDS — June 24, 2005 — ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, and DSM Netherlands BV today announced the signing of a letter of intent to outsource part of the facility management activities from DSM in the Netherlands to ARCADIS AQUMEN, a joint venture between ARCADIS and U.K.-based Mowlem Aqumen. Under the terms of this contract, ARCADIS AQUMEN will deliver and manage approximately € 35 million in services for DSM on an annual basis. Because of start-up costs, the contract will become accretive to ARCADIS’ earnings as of 2006. Other financial details were not disclosed. Negotiations about a final four-year contract are expected to be finalized after the summer.

Under the contract, the Department Housing and Facility Services of Chemelot Services — a DSM unit — will become part of ARCADIS AQUMEN. With this move, most of the staff will also be transferred. The contract calls for ARCADIS AQUMEN to provide a broad range of facility management services including maintenance and real estate management, catering, cleaning, transportation and personnel.

“This second large facility management contract is strategically important for ARCADIS. It underlines that ARCADIS AQUMEN is seen as a serious player in this market,” said ARCADIS CEO Harrie Noy. “I am pleased that we are able to also welcome DSM for these types of services.”

Director Ger Wagemans of Chemelot commented: “With this contract the service activities of Chemelot are outsourced to a company that specializes in this type of work. Once the Department Housing and Facilities is transferred to ARCADIS AQUMEN, Chemelot can concentrate once again on its core task of location development.”

ARCADIS AQUMEN offers facility management services and was established in September 2002. The company will first be active in the Dutch market, but is also developing plans to expand to other European markets in the coming years.

ARCADIS is an international company that provides project management, consultancy and engineering services to enhance mobility, sustainability and quality of life. Infrastructure — Environment — Buildings. ARCADIS develops, designs, implements, maintains and operates projects. For companies and governments. With 10,000 employees and € 900 million in gross revenue the company is multi-nationally present with a close-knit local network. Expertise and experience are of international significance. Focused on providing added value to clients.

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group develops, produces and markets innovative products and services that are designed to raise the quality of life. DSM’s products are used in a wide range of end-use markets and applications, including human and animal nutrition and health, cosmetics, pharmaceuticals, the automotive industry, coatings, the construction industry and the electrics & electronics market. The group has annual sales of around €8 billion and employs about 24,000 people worldwide. DSM is a leading world player in many of the markets in which it operates and has plants and facilities on every continent. The company’s head office is in the Netherlands.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:

Joost Slooten, ARCADIS NV

Phone: +31-26-3778604, e-mail: j.slooten@arcadis.nl

Gerard van der Zanden, Communicatie DSM Nederland en Chemelot

Phone: +31-46-4764077, e-mail: gerard.zanden-van-der@dsm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: June 28, 2005	By:	/s/ C.Michiel Jaski
C. Michiel Jaski
Executive Board Member